UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

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Rio de Janeiro, March 22, 2022 - Petróleo Brasileiro S.A. - Petrobras, regarding the pieces of news in the media regarding the sale of the onshore production fields, located in the Recôncavo and Tucano Basin, in the state of Bahia, jointly called Bahia Terra Cluster, clarifies that it received today new binding offers in the scope of this divestment process.

The new round of binding offers was held after the unsuccessful conclusion of the negotiation process started with the consortium formed by Aguila Energia e Participações Ltda. and Infra Construtora e Serviços Ltda, as disclosed to the market on 10/14/2021.

Petrobras confirms that, in this new round, it received a binding offer from the consortium formed by Petrorecôncavo and Eneva, among other offers, which will be analyzed and submitted to the Executive Board for a decision regarding the advancement to the negotiation stage.

The company clarifies that the execution of the transaction will depend on the outcome of the negotiations, as well as the necessary corporate approvals.

Petrobras reinforces its commitment to comprehensive transparency in its divestment projects and portfolio management and informs that the subsequent steps will be timely disclosed to the market in accordance with the company's Divestment Systematics and Decree 9,188/2017.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer